Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone:	(604) 688-3033
Facsimile:	(604) 639-8873

Item 2.	Date of Material Change

November 13, 2009

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company First, Normabec Mining Resources Ltd. (“Normabec”) and Brionor Resources Inc. are pleased to announce the closing today of the plan of arrangement previously announced in the joint news release of First Majestic and Normabec dated September 14, 2009.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

November 13, 2009

SCHEDULE “A”

News Release for Immediate Release

First Majestic Completes Acquisition of Normabec Mining Resources;
Normabec Spins Out Brionor Resources Inc.

VANCOUVER, November 13, 2009 - First Majestic Silver Corp. ("First Majestic") (TSX: FR), Normabec Mining Resources Ltd. (“Normabec”) (TSX-V: NMB) and Brionor Resources Inc. (“Brionor”) are pleased to announce the closing today of the plan of arrangement (the “Arrangement”) previously announced in the joint news release of First Majestic and Normabec dated September 14, 2009.

Under the Arrangement, First Majestic today acquired all of the issued and outstanding shares of Normabec and Brionor acquired all of the non-Mexican assets of Normabec, including the Pitt Gold Property located in Quebec. Holders of Normabec shares will receive 0.060425 First Majestic shares and 0.25 Brionor shares for each Normabec common share held.

Concurrent with the completion of the Arrangement, First Majestic purchased, via a private placement, 2,115,195 common shares of Brionor for an aggregate purchase price of C$300,000, representing a price per share of approximately C$0.1418. These shares represent 9.9% of the total issued and outstanding shares of Brionor after completion of the transactions.

Shares of Brionor are expected to commence trading on the TSX Venture Exchange under the symbol BNR by Wednesday, November 18, 2009. Until the shares of Brionor commence trading separately, Normabec will continue to be listed and trading on the TSX Venture Exchange. Shares of Normabec purchased on the Exchange will represent only the right to receive shares of First Majestic and Brionor based on the exchange ratios described above.

Former shareholders of Normabec will receive the shares of First Majestic and Brionor to which they are entitled upon delivery to Computershare Trust Company of Canada of the certificates previously representing their Normabec shares together with a duly completed letter of transmittal. Shareholders are encouraged to contact Computershare for further information concerning the exchange process.

Gryphon Partners acted as financial advisor to First Majestic and Haywood Securities Inc. acted as financial advisor to Normabec in connection with the Arrangement.

About First Majestic

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives. Presently First Majestic owns three operating silver mines in Mexico, the La Encantada, the La Parrilla, and the San Martin Silver Mines, as well as a project undergoing pre-feasibility known as the Del Toro Silver Mine.

About Brionor

Brionor is a junior mining exploration company with a portfolio of exploration projects including the 100% owned Pitt Gold Project in Quebec.

Contact for further details;

First Majestic Silver Corp.
TEL:	604-688-3033
EMAIL:	info@firstmajestic.com
WEBSITE:	http://www.firstmajestic.com

Brionor Resources Inc.
TEL:	450-441-9177
EMAIL:	robert.ayotte@videotron.ca

First Majestic Silver Corp.	Brionor Resources Inc.

(signed) “Keith N. Neumeyer”	(signed) “Robert Ayotte”
Keith N. Neumeyer, President & CEO	Robert Ayotte, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The securities issuable under the Arrangement have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state, and are expected to be issued pursuant to exemptions from such registration requirements.